Exhibit (a)(19)

Message from EMT to precede latest-round FAQs

Dear Fellow Dynegy Employees:

As evidenced by the public announcements of the last few days, we have achieved some important milestones associated with the proposed transaction between Dynegy and an affiliate of Icahn Enterprises LP (“IEP”), including completion of our previously announced open strategic alternatives process. Attached to this letter is a new “Frequently Asked Questions” document. It is intended to provide you with summary information on the transaction, as well as responses to some questions about related employee benefit matters. As we have discussed before, we believe that the best path forward for Dynegy remains a sharp focus on controlling costs, combined with the completion of a strategic transaction such as the one we are pursuing with IEP.

We understand that you may have other questions about the proposed transaction and related events, in particular how a merger might impact our current business strategy, as well as any changes that may affect our employees. We anticipate having more answers as we move toward the closing of the tender offer and then the closing of the merger itself. We will keep you informed as more information becomes available.

In closing, we ask you to continue your focus on operating and commercializing well. Thank you for your cooperation, dedication and hard work as we move through this process.

Sincerely,

The Executive Management Team

Bruce Williamson – Chairman, President and Chief Executive Officer

Kevin Blodgett – General Counsel and Executive Vice President, Administration

Chuck Cook – Executive Vice President, Commercial Operations and Market Analytics

Lynn Lednicky – Executive Vice President, Operations

Holli Nichols – Executive Vice President and Chief Financial Officer

Employee Update

January 26, 2011

Questions related to Dynegy /Icahn Enterprises LP Transaction

What is the status of the proposal by an affiliate of Icahn Enterprises LP (IEP) to acquire Dynegy?

The proposed transaction, which was announced on December 15, includes a tender offer followed by a merger for $5.50 per share in cash. We have concluded our open strategic alternatives process, during which the company solicited, but did not receive, any acquisition proposals. This process ended at 11:59 p.m. (Eastern Time) on January 24, 2011.

The IEP tender offer, which was launched on December 22, 2010, has been extended until 5 p.m. Eastern Time on February 9, 2011, and may be further extended pursuant to the merger agreement. A minimum tender condition is that at the close of the tender offer, IEP and its affiliates own at least a majority of Dynegy’s shares. In the event that the minimum tender condition is not met, and in certain other circumstances, Dynegy and IEP have agreed to complete the proposed transaction through a one-step merger after receipt of stockholder approval.

The proposed transaction is also contingent on regulatory approvals. The U.S. Department of Justice and the Federal Trade Commission have granted early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act. The New York Public Service Commission granted authorization for the proposed transaction on January 20, 2011. Additionally, the proposed transaction requires the approval of the Federal Energy Regulatory Commission (FERC). We believe FERC approval will be provided in the near future.

In summary, the key conditions for the tender offer closing are that all regulatory approvals must be obtained and a majority of all outstanding shares must be tendered. After the tender offer is completed, unless Icahn holds more than 90% of the shares of Dynegy stock, the affirmative vote of a majority of shares in favor of the merger agreement is required before the merger can be completed; IEP is obligated by the merger agreement to vote its shares of Dynegy stock in favor of the merger agreement. It may take several weeks after the close of the tender offer before the merger can close.

In addition to the merger, what other corporate initiatives are under way that could impact the corporate office, and regional and field locations?

In light of challenging market conditions, the company remains focused on cost efficiencies, which include scaling the business to current market conditions as well as pursuing strategic alternatives like the proposed transaction with IEP.

Our West regional office in Dublin, California, will close on January 31, 2011, and the Northeast office in Stewart, New York, will close later in the first quarter. Regional personnel from these offices will generally be consolidated into plant locations. In terms of plant closures, we are mothballing our 164-megawatt Vermilion, Illinois, coal-fired facility in late March or early April due to high coal transportation costs (Vermilion is not adjacent to a rail line) coupled with weak market conditions. The

South Bay facility in Chula Vista, California, has been closed for an entirely different reason – the expiration of a reliability-must-run (RMR) contract with the California Independent System Operator that triggered closure obligations under the company’s lease contract with the Port of San Diego, which owns the plant property. Two of South Bay’s four units were retired at the end of 2009 due to the expiration of RMR status for those units.

We also continue to believe a corporate-wide reduction in force will be necessary in combination with the proposed transaction with IEP to position Dynegy for the future.

Do we anticipate the sale or closure of additional assets?

Not at this time. However, we have a responsibility to continue to evaluate assets and make determinations based on their current and projected financial contributions.

Will there be changes to the Executive Management Team?

No changes relating to the Executive Management Team (EMT) have been determined. In the event that the proposed transaction is completed and EMT/organizational structure changes are made, those changes will be fully communicated to Dynegy employees.

What are our key goals and objectives for 2011?

The company’s key goals and objectives for 2011 will not be finalized until the outcome of the proposed transaction is concluded, which we expect to occur in the first quarter of 2011. In general terms, however, operating and commercializing well are the standards for our business, and that is not changing and our focus on tightly controlling costs will continue.

Questions Related to Employee Benefits

If there is a Change in Control (CIC) in connection with the proposed transaction, what happens to any outstanding phantom stock units, performance units, restricted stock and stock option awards?

Upon a CIC, all outstanding equity awards will fully vest, and the individual grant award agreements, the applicable plans and the terms of the merger agreement will govern regarding settlement of the awards. While outstanding equity awards fully vest when the tender offer closes, cash payments for certain items will be paid following the close of the merger rather than the close of the tender offer. Please note: There will be a freeze on stock plan accounts in E*Trade (Dynegy’s third-party stock plan administrator) for approximately four business days in order to facilitate the equity treatment in connection with the tender offer closing.

When would an actual CIC for the proposed transaction occur?

A CIC will occur when all regulatory approvals have been received and the tender offer as described above has been successfully completed. Please note: The actual CIC can occur before the merger with an affiliate of IEP closes. If such merger closes without the IEP tender offer closing, the CIC will occur upon the merger closing.

Will employees who are terminated in connection with the proposed transaction receive a CIC severance payment?

Dynegy has adopted CIC Severance Pay Plans that generally provide for severance benefits to non-represented, full time, active employees who experience an involuntary termination or constructive termination of employment in connection with a CIC of Dynegy during a specified period of time surrounding the CIC (60 days prior to the CIC or for a period between one and two years following the CIC, depending upon an employee’s job level). Thus, if a CIC occurs, any employee who is otherwise eligible to participate in a CIC Severance Pay Plan per the terms of the applicable plan and who is terminated within this timeframe will be eligible for the payments and benefits provided by the applicable CIC Severance Pay Plan (subject to the employee’s timely execution of a release agreement as required by the plans).